Genius Juice

Whole coconut smoothies blending both the coconut water and coconut meat

Retail Food 500 Star

GENIUSJUICE.COM TORRANCE CALIFORNIA


GENiUS
WHOLE COCONUT Smoothie
WHOLE COCONUT IN EVERY BOTTLE

Our mission is to bring nutrition such as our smoothies to the mainstream and make them accessible to all consumers. This product improves quality of life and allows people to live happier and healthier lives I want to share this gift of 'Pure Genius' with the world.

Alex Bayer CEO/Founder @ Genius Juice

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Why you may want to support us...

1. +116% YOY Revenue Growth. 3x annual revenue from 2018 to 2019.
2. Launched in Whole Foods in 2015 and now in 4 regions of Whole Foods. Also in Albertson's/Vons/Pavilions banner stores, Natural Grocers, etc.
3. Offered in 1,300 stores. Strong branding and distribution in natural and conventional channels.
4. Unique selling proposition and beneficial/healthy product.
5. Zero-waste mission: We up-cycle the coconut husks once extracted.
6. 5,300+ Instagram followers.

Our Team

AND OUR MAJOR ACCOMPLISHMENTS

Alex Bayer
CEO/Founder
Prior to starting Genius Juice, Alex Bayer organized a non-profit event raising over $100,000 and over 250 attendees. This was to benefit children's hospitals and treat leukemia and rare blood disorders

Gavin Linde
Director of National Sales

Ramon Canek
Vice President of Operations

Amanda Canek
Director of Operations

Clint Melchor

Matt Zimmer
VP of Business Development

In the news

BEVNET Medium Business Insider Beverage

Downloads

- THREE BOTTLE GRAPHIC 2019 NOV 12.jpg
- Genius Juice - Deck 12.07.2019.pdf

The Journey To Genius

Out of college, Alex Bayer, who eventually became Founder and CEO of Genius Juice, worked as an everyday insurance agent salesman for 7 years, going out to business parks and knocking on doors to sell customers policies for accident, sickness, and life insurance.

Alex then decided to start a non-profit company called 'Karaoke For A Cure.' The cause was centered around raising money and awareness for research and support to treat leukemia and rare blood disorders in children.

Karaoke For a Cure donated funds to CHLA and CHOA (Childrens' Hospital of Los Angeles and Atlanta) Alex even performed live at the 'Karaoke For A Cure' yearly Gala event since music is a passion of his!


Karaoke For a Cure

After his stint in non-profit, Alex craved to start and embrace something more that reflected his active and clean lifestyle. He thought about what inspired him most. A daily activity he loved doing was making plant-based organic smoothies for breakfast or for a snack.



Every morning, he made make a creamy, thick smoothie that would give him the energy and boost he needed while on the go. His big inspiration for creating Genius Whole Coconut Smoothies was a lack of real authentic & filling smoothies in the market.

Also, why leave out half the coconut when you can blend the entire coconut together? Alex first discovered the combination of coconut water and coconut meat and knew it was a special combination, providing hydration, good fats, calories, and meal replacement value all-in-one. He even said "This is Genius!!" when first trying a whole coconut smoothie blended.

The team (being just Alex and his then business partner and close friend Keith) quickly went into a local commissary and started cracking open young thai coconuts and making the smoothies themselves, scraping out the coconut meat with a spoon and pouring the coconut water into blenders. They did whatever it took to make the coconut smoothies and start selling them to anyone and everyone, even to other units in the condo complex where Alex lived!!



They first began selling our whole coconut smoothies at local events. Even though they had no label or branding yet, the small Genius team knew they were onto something and the demand began to grow exponentially. Alex and his founding partner, Keith, began working around the clock in our small commissary to make coconut smoothies, sometimes through the night! This is why their eyes look bloodshot in this photo!



In late 2014, they finally had a BIG opportunity to present to Whole Foods, they brought samples of our product to local buyers and 'foragers' that provided local support to eventually present the brand to the Whole Foods Regional Office for the Southern Pacific Region. But FIRST, they needed to develop a brand and label. After consulting with top industry veterans, they developed our now famous Genius Coconut Head (original line and branding from 2014 pictured below)


GENIUS
JUICE
COCONUT SMOOTHIE FOR THE BRAIN & BODY
GENIUS
JUICE
COCONUT SMOOTHIE FOR THE BRAIN & BODY

The First Branded Bottles of Genius Juice

After presenting the coconut smoothie concept to their local Whole Foods buyers, the Whole Foods local team immediately fell in love with the concept and LOVED how unique and healthy the product was. The creaminess and thickness of our smoothies with whole coconut were a BIG selling point to them. In March 2015, 9 months after opening their doors, we officially launched in all 55 Whole Foods stores across Southern California, Arizona, and Nevada


WHOLE FOODS

The First Launch Day in Whole Foods at 3rd and Fairfax in Los Angeles, CA

The small and mighty Genius team continued growing the business in Southern California, scaling and eventually needing to transition from our own commissary, and began making our product at a local co-manufacturing partner. The team was still very small, they still drove the trucks, carried ingredients to the facility, picked up coconuts when needed for production runs, and more.


Ryder
636131





In 2017, Genius made an epic change for the better and partnered up with a great supplier and began sourcing the coconuts directly versus through a 3rd party broker, gaining more control and better pricing from a direct supplier. Alex Bayer, Founder and CEO, personally visited the farms and the plant where the coconuts were harvested, cracked open, and extracted. It was a powerful experience



Alex standing in front of extracted coconuts at their facility in the Ratchaburi Province in Thailand



Fast forward to early 2019, Genius released two new flavors, The Coffee Coconut Smoothie (which is now Mocha), and the Turmeric coconut smoothie. The 1 hit wonder now became a trio with 3 delicious, whole coconut plant-based smoothies


WHOLE COCONUT SMOOTHIE
WHOLE COCONUT SMOOTHIE
WHOLE COCONUT SMOOTHIE

Pictured at Natural Products Expo West - Debuting the new flavors Coffee and Turmeric

With 3 flavors now on shelf, the team then decided to really market hard and get the word out on how 'Genius' the product is. They did trade shows such as Fancy Foods Show, Natural Products Expo West, Green Festival, VegFest, Vegan Events, and so many more. Worked like a charm and we enjoyed enormous sales growth in 2019


AISLE 5800
GENiUS
PREPARE TO FALL IN LOVE WITH A
IT'S PURE GENIUS
WHOLE COCONUT

The Genius Team at the Fancy Foods Show San Francisco in 2019

What also works well are IN-STORE promotions. The Genius team went ALL-OUT, with enticing discounts in stores with partners such as Whole Foods across the country:


GENiUS
WHOLE COCONUT Smoothie
TURMERIC
MOCHA
$4.99
SALE
2/$7.00

On Sale (2 For $7) at Whole Foods Southern CA

And even put in Genius Juice custom-branded fridges in select high volume stores:


GENIUS.
WHOLE COCONUT SMOOTHIE
WHOLE COCONUT IN EVERY BOTTLE!

Officially branded Genius Juice fridge at Whole Foods in Playa Vista, CA

What started as a small brand in Southern California grew into a national brand in now over 1,400 doors across the country including Whole Foods (4 regions), Natural Grocers, Albertson's/Safeway, Publix, and many more. In 2020, we have commitments for several hundred more retail locations which is truly and excited and the next evolvement for the brand as a whole.

What the team LOVES most is seeing the smiles on the customers' faces once they experience Genius and how tasty AND healthy it is. It's pretty obvious, people love their coconut smoothies and incorporate them into their daily lives for better health and energy


WHOLE COCONUT SMOOTHIE
THE ORIGINAL

Community Event in Venice, CA

Welcome to Genius, the world's first whole coconut smoothie blending the ENTIRE coconut into a bottle!

-Alex Bayer



Alex Bayer - Founder and CEO

Investor Q&A

– COLLAPSE ALL

What does your company do?

Our company makes whole coconut smoothies and sells this product to top retailers in the country such as Whole Foods, Safeway, Publix, and more. We blend whole coconut into every bottle and it makes a rich, creamy & filling coconut smoothie

Where will your company be in 5 years?

In less than 5 years, we want to be at $40M-$50M in revenue and then have a successful exit for $150M or more. We have already exceeded $1M and are on our way to $5M or above next year with the retail commitments in 2020 with retail partners.

Why did you choose this idea?

Our mission is to bring nutrition such as our smoothies to the mainstream and make them accessible to all consumers. This product improves quality of life and allows people to live happier and healthier lives I want to share this gift of 'Pure Genius' with the world.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

Consumers are more and more wanting organic, clean, plant-based products. The revolution for plant-based is here, and many consumers are becoming more aware of healthy items such as Genius and hopping on-board left and right.

How far along are you? What's your biggest obstacle?

We are in the early-stage growth phase since we already have a proof of concept, existing sales and distribution. We are now in expansion mode. The biggest obstacle is having enough capital to afford the inventory and production to satisfy demand for our product.

Who competes with you? What do you understand that they don't?

Coconut waters compete with us along with other functional, healthy, plant-based juices and smoothies. Our product is highly differentiated since we blend WHOLE COCONUT which is more than other coconut waters, juices, and smoothies since there are minimal ingredients, no added sugar, and contains healthy good fats, MCTs, and true meal replacement value being thick, creamy, and extremely satiating.

How will you make money?

Our long-term hope, which we can't guarantee is to be acquired and have a successful exit in 3-4 years once we achieve $40M-$50M in gross annual revenue and delivering 10x + returns for investors.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

The biggest risk is how capital intensive it is to purchase raw materials (such as coconuts) and produce inventory. The other risk is another competitor in the coconut space with more resources and distribution, and copying the product, however the barrier to entry is very high since we have a vertically integrated manufacturer who supplies the specific type of coconut raw materials needed to make our product, which is an exclusive partnership.